VIA EDGAR: VIA FORM RW

11-14-2024

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:  Entrex Production and Installation Company, Inc
     Application for Withdrawal on Form RW
     for 1-A-W filing (Filing: 24-12495)

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933,
as amended (the Securities Act), Entrex Production
and Installation Company, Inc (the Company)
respectfully requests that the Securities and Exchange
Commission (the Commission) consent to withdraw the
1-A-W Withdrawal submission submitted 10-29-2024
which was filed in error.
The Company requests withdrawal of the 10/29/2024
1-A-W, file number 024-12495 (Accession Number:
0002035567-24-000016) which was filed with errors.

Please excuse this filing as some confusion, on our part
obviously existed.

Accordingly, the Company hereby respectfully requests
 that the withdrawal of this submission as of the
date herein.   If you require additional information,
 please do not hesitate to contact the undersigned
at (954) 856-6659.
Regards,

      /s/ Stephen H. Watkins

Stephen H. Watkins
Chief Executive Officer